SCHWANBERG INTERNATIONAL INC.

#1905, 101 - 6th Avenue SW ◇ Calgary, AB T2P 3P4 Canada ◇ Tel: (403) 265-3347 ◇ Fax: (403) 265-3348 ◇ TSX Venture "SCH"

August 26th, 2003

03032131

FILE NO. 82-34712
RULE 12G3-2(B) UNDER
SECURITIES EXCHANGE
ACT OF 1934

United States Securities
And Exchange Commission
Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING RECEIVED SEP 17 2003 WASH. D.C. 187 SECTION

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Dear Sirs:

RE: FINANCIAL STATEMENTS FOR PERIOD ENDING JUNE 30, 2003

Please find enclosed the financial statements together with news releaseS. To date they are all the public disclosures that have been made since filing the March filing was made with you.

Yours truly,

Savi Franz

Savi Franz
Director

dlw 9/22

SCHWANBERG INTERNATIONAL INCORPORATED

NEWS RELEASE

DATE: July 4, 2003

For Immediate Release:

Schwanberg Announces Results of Recompletion

Calgary, Alberta -- Schwanberg International Inc. (TSXV - SCH) is pleased to announce that through its wholly owned subsidiary, Lanex Resources Inc., the company has successfully recompleted a Cardium oil well in the company's core area. After a sufficient test period to establish flowrates the company plans on commingling production from the Cardium with the existing Mannville production. Lanex is a 50% owner in the well.

For further information please contact Mr. John Murdoch, President of Schwanberg, at (403) 261-3634.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

SCHWANBERG INTERNATIONAL INCORPORATED

NEWS RELEASE

DATE: July 24, 2003

For Immediate Release:

Schwanberg Announces Closing of Private Placement

Calgary, Alberta -- Schwanberg International Inc. (TSXV - SCH) is pleased to confirm the closing of its previously announced private placement of units ("Units"). An aggregate of 240,000 was raised by way of the sale of 2,000,000 Units at $0.12 per Unit, with each Unit being comprised of 1 common share ("Common Share") and 1 common share purchase warrant ("Warrant"). Each Warrant entitles the holder thereof to acquire 1 additional Common Share for a period of 2 years at an exercise price of $0.25. Directors and officers of Schwanberg subscribed for a total of 1,000,000 Units, or 50% of the private placement. The placement was completed on a non-brokered basis, and no commission or finder's fees were payable in connection with the offering. Proceeds of the offering will be used to retire existing debt and for general corporate purposes.

For further information please contact Mr. John Murdoch, President of Schwanberg, at (403) 261-3634.

263-7888

SCHWANBERG INTERNATIONAL INCORPORATED
1950-101, 6th Avenue SW
Calgary, Alberta
T2P 3S2

June 17, 2003 Trading Symbol: SCH

NEWS RELEASE

Mr John Murdoch reports:

The Company announces a non-brokered private placement of up to 2,000,000 units ("Units") to purchasers resident in Alberta and British Columbia at a price of $0.12 per Unit, for aggregate gross proceeds to the Company of up to $240,000. Each Unit will be comprised of 1 common share ("Common Share") in the capital of the Company and 1 common share purchase warrant (Warrant"). Each Warrant will entitle the holder thereof to acquire 1 additional Common Share from the treasury of the Company at a price of $0.25 for a period of 2 years from the date of the issuance of the Warrant. The Company contemplates filing a current Annual Information Form prior to the issuance of Units, and accordingly anticipates that the Units will be subject to a 4 month hold period.

The Company intends to use the proceeds from the private placement to retire existing indebtedness and for general working capital. The private placement is subject to regulatory approval.

BY ORDER OF THE BOARD OF DIRECTORS

"John Murdoch"
John Murdoch, President and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of this news release. For further information please contact the Company on (403) 261-3634.

FORM 51
SCHEDULE C: MANAGEMENT DISCUSSION

TO THE SHAREHOLDERS OF SCHWANBERG INTERNATIONAL INCORPORATED

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Interim Unaudited Financial Statements and notes thereto of the Company for the six months period ended June 30, 2003. Accordingly, these financial statements include the results of operations and cash flows for the six month period ended June 30, 2003 and the reader must be aware that historical results are not necessarily indicative of the future performance.

For the six months period ended June 30, 2003 the Company generated a loss of $63,630 from operations as compared to $50,372 for the six months period ended June 30, 2002. The main reason attributable to the increase in the loss is an overall increase in activity in the company since the acquisition of Lanex Resources was completed. The Company produced approximately 12 bbls of oil, 7 bbl of liquids and 97.01 MCF. of gas per day giving an average of 36 bbls per day. The average price received was $45. bbl oil and $5.99 MCF gas. Loss per share was $0.001.

Capital Expenditures

During the six months ended June 30, 2003 the Company through its subsidiary Lanex Resources Inc. successfully recompleted a Cardium oil well in the company's core area. Lanex has a 50% working interest ownership in the well.

Property acquisitions (P&NG)	$112,890
Geological & Geophysical	8,489
Drilling & Completion	71,982
Production facilities	16,473
Securities	52,246
Office Furniture	6,936
Total Capital Expenditure	$269,016

Liquidity and Capital Reserves

The Company's working capital as at June 30, 2003 was $(368,050). For the purpose of calculating the working capital the Company has excluded the bank loan of $237,670 as the Alberta Treasury Branches regard the loan as long term even though it is demand in nature. The reason for this deficit was due to the drilling activities that occurred in November and December, 2002 and January 2003 and unforeseen cost overruns related to those activities. The recompletion of the Cardium oil well also had an impact and increased the working capital deficit further. However as at June, 2003 the Company had $354,439 in treasury.

Outlook for the Quarter Ending June 30, 2003

Lanex holds varying working and royalty interests in 11.5 sections of land in Townships 34 and 35 Ranges 2 and 3. The Company has completed the workover of one well at Garrington, Alberta during the second quarter at 4-20-34-3W5. Lanex is the operator and has a fifty per cent working interest in the well. The well was completed in the cardium formation and will be commingled with the existing glauconite producing zone in the fall of this year. The well is tied into Lanex operated compression and treating facilities. The previously suspended Viking oil well at 6-6-35-2W5 was completed in the Pekisko formation as an oil well in the first quarter. Lanex has a 10% working interest in this well. In the second quarter the company applied for GPP on the well to allow the Company to produce unrestricted over and above the current 11 M3/D allowable. Subsequent to the end of the second quarter, Good Production Practice was granted by the EUB on the well effective September 1, 2003. The Company's production is weighted towards oil and is expected to increase in excess of 90% in the next quarter.

Risk Factors

The Company and its securities should be considered a highly speculative investment and investors should carefully consider all of the information before making an investment in the Company. The Company's limited operating history makes it difficult to predict how its business will develop and its future operating results.

Events Subsequent to June 30, 2003

Company's management expects to drill in the next quarter on Company lands. Targeted areas of drilling have been determined. The Company completed a private placement on July 24, 2003. An aggregate of $240,000 was raised by way of the sale of 2,000,000 Units at $0.12 per Unit, with each Unit being comprised of 1 Common Share and 1 Common Share Purchase Warrant. Each Warrant entitles the holder thereof to acquire 1 additional Common Share for a period of 2 years at an exercise price of $0.25. Directors and officers of Schwanberg subscribed for a total of 1,000,000 Units or 50% of the private placement.

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

SCHWANBERG INTERNATIONAL INCORPORATED

"NOTICE TO READER"

TO THE SHAREHOLDERS OF
SCHWANBERG INTERNATIONAL INCORPORATED

We have compiled the Balance Sheet as at June 30, 2003 and the Statement of Loss and Deficit of Cash flows. These statements were prepared internally and readers are cautioned that the statements may not be appropriate for their purposes.

Signed "John Murdoch"
Director/President/CEO

Signed " Savi Franz"
Director/CFO

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED BALANCE SHEET

	JUNE 30 2003	DECEMBER 31 2002
ASSETS		
Current		
Cash	$ 354,439	$ 446,279
Accounts receivable	326,288	569,252
Income tax receivable	222	14,269
Prepaid expenses and deposits	46,442	20,154
	727,391	1,049,954
Investments	59,182	-
Property, Plant And Equipment (Note 3)	1,183,154	1,028,166
	$ 1,969,727	$ 2,078,120
LIABILITIES		
Current		
Bank indebtedness (Note 5)	$ 237,670	$ 270,000
Accounts payable and accrued liabilities	1,050,441	1,023,095
Payable to related parties	45,000	84,779
	1,333,111	1,377,874
Future Income Taxes	181,600	181,600
SHAREHOLDERS' EQUITY		
Share Capital (Note 6)	1,265,742	1,265,742
Contributed Surplus	138,759	138,759
Deficit	(949,485)	(885,855)
	455,016	518,646
	$ 1,969,727	$ 2,078,120

Approved by the Directors:

"John Murdoch"
Director

"Savi Franz"
Director

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2003	2002	2003	2002
Income				
Oil and gas revenue	$ **80,517**	$ -	$ **218,932**	$ -
Interest	**-**	633	**320**	1,366
	80,517	633	**219,252**	1,366
Cost Of Production				
Operating expenses	**25,323**	-	**68,916**	-
Depletion	**32,650**	-	**69,887**	-
	57,973	-	**138,803**	-
	22,544	633	**80,449**	1,366
Administrative Expenses				
Bank charges and interest	**2,626**	705	**5,113**	1,139
Office facilities and services	**18,440**	14,477	**33,191**	27,868
Professional fees	**23,587**	6,329	**37,948**	10,025
Promotion and travel	**7,349**	2,675	**12,025**	3,439
Telephone	**11,116**	870	**14,556**	2,812
Regulatory	**2,677**	2,359	**7,952**	5,273
Transfer agent	**742**	811	**2,728**	1,182
Depreciation	**566**	-	**1,004**	-
Management fees	**15,000**	-	**24,000**	-
Consulting fees	**(4,360)**	-	**5,562**	-
	77,743	28,226	**144,079**	51,738
Net Loss For The Period	**(55,199)**	(27,593)	**(63,630)**	(50,372)
Deficit, Beginning Of Period	**(894,286)**	(727,612)	**(885,855)**	(704,833)
Deficit, End Of Period	$ **(949,485)**	$ (755,205)	$ **(949,485)**	$ (755,205)
Basic Loss Per Share	$ **(0.001)**	$ (0.01)	$ **(0.001)**	$ (0.01)
Basic And Diluted Weighted Average Number Of Shares	**11,706,718**	10,006,718	**11,706,718**	10,006,718

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED STATEMENT OF CASH FLOWS

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2003	2002	2003	2002
Cash Flows From Operating Activities				
Loss for the period	$ (55,199)	$ (27,593)	$ (63,630)	$ (50,372)
Add: Items not involving cash:				
Depletion and depreciation	33,216	-	70,891	-
	(21,983)	(27,593)	7,261	(50,372)
Change in non-cash working capital items:				
Accounts receivable	(30,349)	7,992	(274,522)	3,015
Accounts payable and accrued liabilities	274,528	3,371	544,732	(33,763)
Income tax receivable	(135)	-	14,047	-
Prepaid expenses and deposits	(2,285)	-	(26,288)	-
	219,776	(16,230)	265,230	(81,120)
Cash Flows From Investing Activities				
Advances receivable				
Investments	(59,182)		(59,182)	
Oil and gas property acquisitions	(200,779)		(225,779)	
Purchase of capital assets				
Acquisition of subsidiary, net of cash acquired	-			
	(259,961)		(284,961)	
Cash Flows From Financing Activities				
Shares issued for cash	-	100,000	-	100,000
Shares issued for debt	-	-	-	29,031
Bank indebtedness	(2,330)	-	(32,330)	-
Payable to related parties		4,500	(39,779)	13,500
	(2,330)	104,500	(72,109)	142,531
Increase (Decrease) In Cash	(37,855)	(82,270)	(91,840)	61,411
Cash, Beginning Of Period	392,294	288,804	446,279	315,663
Cash, End Of Period	$ 354,439	$ 377,074	$ 354,439	$ 377,074

SCHWANBERG INTERNATIONAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

QUARTER ENDED JUNE 30, 2003 AND 2002
(UNAUDITED)

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company's business consists of the exploration for and development of petroleum and natural gas properties in Western Canada. These consolidated financial statement have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business. The Company has a working capital deficiency of $368,050.

2. SIGNIFICANT ACCOUNTING POLICIES

a) These financial statements include the accounts of the Company and its wholly-owned subsidiaries, 650256 Alberta Ltd., Macroplus Energy Inc. and Lanex Resources Inc., which have interest in several producing petroleum and natural gas properties in Alberta.

b) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, accounts receivable, bank loans, accounts payable and due to shareholders, and their fair value approximates their carrying value, since they are short term in nature and are receivable or payable on demand.

c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financials statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

d) Equipment and Amortization

Equipment is recorded at cost and amortized on the declining balance basis at the rate of 30% per annum for computer equipment and at the rate of 20% per annum for office equipment.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

e) Oil and Gas Property Interests

The Company follows the full cost method of accounting, whereby all costs associated with the exploration for and development of oil and natural gas reserves are capitalized. Capitalized costs include acquisition costs, geological and geophysical costs, development costs of both productive and unproductive wells, plant and equipment costs, administration costs reasonably allocable to these activities, and capitalized interest. Proceeds received from the disposition of oil and natural gas properties are accounted for as a reduction to the capitalized costs unless this treatment would result in significant change in the rate of depletion in which case the gain or loss would be reported in earnings.

Capitalized costs are depleted and depreciated using the unit-of-production method, based on gross proved oil and natural gas reserves as determined by independent engineers. For purposes of the depletion and depreciation calculation, natural gas reserves are converted to equivalent unit of measure based on relative energy content. The carrying values of undeveloped properties would be excluded from the depletion and depreciation calculation.

The Company annually applies a ceiling test to capitalized costs, net of accumulated depletion and depreciation, to ensure these do not exceed the estimated undiscounted value of future net revenues from proved oil and natural gas reserves, based on year-end prices and costs, adjusted for estimated future general and administrative expenses, abandonment and the site restoration costs, financing costs and income taxes. The Company periodically reviews the costs associated with undeveloped properties to determine whether the costs will be recoverable. An impairment allowance is made if the results of the review indicate an impairment has occurred.

f) Income Taxes

The Company uses the liability method of accounting for future income taxes whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values using the currently enacted, or substantially enacted, income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carryforwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by the use of a valuation allowance which is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

2. SIGNIFICANT ACCOUNTING POILICIES (CONTINUED)

g) Future Site Removal and Restoration Costs

Estimated future site removal and restoration costs are provided for using the unit-of-production , method, based on estimated proven reserves. Costs are estimated by the Company's engineers based on current regulations, costs, technology and industry standards. The annual charges and the related accumulated provision are recorded as a long term liability. Site removal and restoration expenditures are charged to the accumulated provision account as incurred.

h) Joint Interest Operations

Substantially, all of the Company's petroleum and natural gas exploration and production acitivities are conducted jointly with other companies and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

i) Loss Per Share

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year.

The Company retroactively adopted a new standard for calculation and disclosure of earnings per share, effective January 1, 2002. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended December 31, 2002 and 2003. for the dilutive effect of employee stock options and warrants as they were all anti-dilutive. No adjustments were required to reported loss from operations in computing diluted per share amounts.

j) Stock Based Compensation

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 – "Stock Based Compensation and Other Stock Based Payments", which recommends the fair value based method for measuring compensation costs.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

k) The new section also permits the use of the intrinsic value based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earning per share as if the fair value method had been adopted. The Company has elected to adopt the intrinsic value based method for employee awards. Any consideration paid by the option holders to purchase shares is credited to share capital. The adoption of this accounting policy has no effect on the financial statements of either the current period or prior periods presented.

3. PROPERTY, PLANT AND EQUIPMENT

	2003			2002
	Cost	ACCUMULATED AMORTIZATION AND DEPLETION	**NET BOOK VALUE**	NET BOOK VALUE
Petroleum and Natural gas Properties	$1,240,423	$69,887	$1,170,536	00
Other equipment	13,622	1,004	12,618	
	$1,254,045	$70,891	$$1,183,154	00

4. ACQUISITION OF SUBSIDIARIES

a) On September 30, 2002, the Company acquired all of the issued and outstanding shares of Lanex Resources Inc. ("Lanex") and Macroplus Energy Inc. ("Macroplus") with an effective date of July 1, 2002. This acquisition has been accounted for using the purchase method with the results of operations of Lanex and Macroplus being included in these consolidated financial statements from October 1, 2002.

SCHWANBERG INTERNATIONAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

QUARTER ENDED JUNE 30, 2003 AND 2002
(UNAUDITED)

5. BANK INDEBTEDNESS

The Company has a bank financing facility to a maximum of $1,000,000 secured by a charge over all the assets of the Company due on demand with interest at bank prime plus 1.5%. As at June 30th 2003, the Company has drawn $240,000 under this loan facility.

6. SHARE CAPITAL

a) Authorized:

Unlimited number of common voting shares without nominal or par value.
Unlimited number of first preferred shares.
Unlimited number of second preferred shares.

b) Issued Common Shares:

	NUMBER	AMOUNT
Balance, December 31, 2002	11,706,718	$ 1,265,742

c) The Company granted, 1,000,000 stock options to the directors of the Company on March 21, 2003 at an exercise price of $0.10 per share and with an expiry date of March 20, 2008. These are the only options that currently remain outstanding.

7. INCOME TAX

The Company has available tax losses of $683,131 as at December 31, 2002. These may be offset against future Canadian taxable income. These losses commence to expire in 2006.

8. RELATED PARTY TRANSACTIONS

Amounts due to a director of $45,000, are without specific terms of repayment and are non-interest bearing.

9. SUBSEQUENT EVENTS

The Company completed a private placement on July 24, 2003. An aggregate of $240,000 was raised by way of the sale of 2,000,000 Units at $0.12 per Unit, with each Unit being comprised of 1 common share ("Common Share") and 1 common share purchase warrant ("Warrant"). Each Warrant entitles the holder thereof to acquire 1 additional Common Share for a period of 2 years at an exercise price of $0.25. Directors and officers of Schwanberg subscribed for a total of 1,000,000 Units, or 50% of the private placement.

SCHEDULE B

SCHWANBERG INTERNATIONAL INCORPORATED
SUPPLEMENTARY INFORMATION
FOR THE PERIOD ENDED JUNE 30, 2003

1. Administration costs amounted to $144,079 for the period and were significantly lower in 2002. However in 2002 the Administration costs were $ 51,738. The high costs in 2003 relates to the acquisition of Lanex Resources Inc, the Company moving its offices to Calgary, Alberta, the Company assuming the operatorship and special projects which resulted in additional cost.

2. **Related Party Transactions**

For period ended June 30, 2003 $24,000 was paid to Savi Franz an employee and the major shareholder of the company.

On September 30, 2002 Savi Franz loaned the Company $45,000 without interest to be paid by September 2003. The Company issued a Promissory note which is governed and construed in accordance with the laws of the Province of Alberta, Canada.

3. **Summary of Securities issued and options**

Option Granted – On March 21, 2003 1,000,000 Options were granted to the Directors of the Company at an exercise price of $0.10 per share with an expiry date of March 20, 2008.

4. **Summary of Securities as at the end of the reporting period**

(a) Authorized: Unlimited Common Shares without par value

(b) Issued and outstanding: 13,706,718

(c) Options and Warrants: 1,000,000 Options
2,000,000 Warrants

(d) Escrow shares: None

5. **Directors and Officers:** **John Murdoch** –CEO/ Director
Burkhard Franz – Chairman/Director
Jerry Budziak – Director
Savi Franz – CFO/Director
Lorraine McVean – Director
Brent Walter- Director/Secretary